ROLL CRAFT

Start a New Adventure - Join Our Team of Industry Veterans as we Launch an Exciting Game Studio.


Start a New Adventure
Continue
Roll Craft

rollcraft.games Los Angeles, CA

Highlights

1. Founding team with decades of game industry & media experience.
2. Founders have launched multiple RPG's in the past. Including top 25 titles like Mafia Wars.
3. Early traction with partnerships for over 80K users with popular portals: Poki, Ray and Armor Games.
4. Leveraging HTML5 & AI for efficient development & global reach.

5. Targeting $8.1B global strategy game market with a clear opening

6. Live demo is available on request. https://www.rollcraft.gg/play-now/

Featured Investors



Ben Dellaca in Follow

➔ Serial entrepreneur and gaming innovator who has built several world class gaming companies. ➔ Co-Founder of CerebralFix, a top-tier studio that helped shape major game franchises for Disney, EA, Lionsgate, BBC and Hasbro. ➔ 22 years of experience as a digital gaming innovator.

"I've worked with Rob for over a decade now, we first met when he published our game Terapets in 2012. Since that time I've called upon Rob a number of times for his technical experience and industry knowledge. Most recently bringing him in to help launch our gaming platform. I have the fullest confidence in Rob and the team to bring Roll Craft to market and deliver a stellar success."



Jose Morachis in Follow

Entrepreneurial minded scientist with interests in life science tools, platforms, and AI for genomics, cell and gene therapy, and synthetic bio.

"I've personally known Rob for a number of years, he's got a great passion for gaming and the entrepreneurial drive to make this project a success."



Ben Dellaca
Syndicate Lead

Follow

Invested $10,000

Chairman of the CerebralFix group of companies, 25 year industry vet, current C.E.O of the Gming Rewards Group and active angle investor.

"I've backed this project early based on the strength of this team, particularly their specific experience in this space. With decades of built up skills, deployed talent, and market knowledge, this is the team you want building this kind of product.

This year we are going to hear a lot about games built with AI, and what will separate the successful games from the chaff is exactly what this team has: the knowledge that matters. I do love the game and the art, but as the primary investor, it's the business acumen that I most appreciate.

I wish these guys well, and eagerly await this game on the open markets."



Other investors include Paul Longhenry

Team



Rob Carroll CEO - Co-Founder

Rob has led product wins across mobile, social and casino gaming. Launching Peakplay as CPO at RubyStone and shipping the #1 iOS title World of Tanks: Blitz as EP at Wargaming. At Tapjoy, he launched and managed the $5M Independent Publishing Fund.

linkedin.com



Peter Hansell CCO - Co-Founder

Peter is a 20 year gaming veteran & Executive



Producer/Art Director specializing in the profitable RPG/Strategy titles. He's published over 24 games including an Origins Award nominee. He's built proven IP, and led a game to $500K in peak monthly revenue.



Greg Berg CMO - Co-Founder

During his over 25 year career in television, Greg has edited some of the most popular reality shows on TV including Biggest Loser and American Ninja Warrior. Beyond editing, he is an award-winning filmmaker and producer.

Adventure Calls!

Welcome to Roll Craft

Online gaming is a worldwide growth industry, with millions of gamers turning to it for relaxation and escape. Roll Craft is poised to capture a portion of this market with our innovative web-based RPG platform, offering players a daily dose of adventure and escape. Our mission is to develop a portfolio of profitable web-based games, beginning with our flagship, Roll Craft, all built leveraging our core game engine. Players have enjoyed these games for decades. Drawn to this genre because it is free, instantly accessible anywhere through their browser, and delivers a truly deep and engaging story.

Our approach leverages the significant resurgence of HTML5 gaming, which has become increasingly popular. A June 2023 Google and Kantar study found that 42% of all surveyed gamers played an HTML5 game. In addition, we'll be able to deploy rapid development using AI tools to create new content at scale and low cost. We are entering

an underserved online game sector, providing the rich complexity of a role-playing game that casual games often lack, making immersive adventures available to everyone without friction.

More Than Just a Game, a Platform

Our studio is uniquely positioned to succeed in the web-based gaming space, and our vision extends far beyond a single title. We are building a versatile platform designed for continuous, compelling content delivery and rapid expansion.


Roll Craft

A few of our game ideas.

A Multi-Game Engine for Diverse Audiences: Our ultimate mission is to leverage our core Roll Craft game engine to release a portfolio of profitable web RPGs, each crafted to target distinct market segments. Our launch title immerses players in a rich high-fantasy world, complete with wizards, warriors, and a wealth of magic items to craft. Once Roll Craft is established, we will "reskin" the platform and launch a new site to introduce new experiences, maximizing our engine's value. Our second title will transport players to a post-apocalyptic zombie-themed setting, drawing on the success of Hollywood hits like *The Walking Dead, Train to Busan* and *Last of Us*. While the third is planned as a JRPG, featuring a more modern theme and an anime art style. Taking influence from *KPop Demon Hunters, Attack on Titan,* and *One Punch*. Each of these genres boasts a loyal fan base, and we will customize the story and art to deeply resonate with each specific community.

Modular Development for Agility and Scale: Our development process is designed with modularity at its heart, allowing for rapid and seamless ‘reskins’ and efficient content generation across all games. The underlying platform, leveraging well established third-party tools, is robustly built to support the diverse demands of our multi-game portfolio and includes unified systems for payments, monetization, customer support, and player retention. We further enhance our agility and cost-effectiveness by utilizing advanced AI tools to develop art assets and much of our game's expansive story, enabling us to create new content at scale and low cost. This strategic approach ensures quick updates and fixes without extensive rebuilds, providing a responsive experience for our players.







Market Opportunity

The global games market is forecast to reach $188.8 billion in total revenue in 2025, driven by a massive player base expected to total 3.5 billion.

Gaming is expected to be a $186bn market in 2025



$ in billions
Actual
Projected
+5.0% CAGR
+3.5% CAGR
$240
$220
$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
$20 $22 $23 $26 $28 $32 $42 $55 $60 $64 $68 $71 $77 $85 $91 $105 $121 $135 $139 $173 $185 $174 $177 $178 $186 $193 $199 $206 $214 $221
2001 2003 2005 2007 2009 2011 2013 2015 2017 2019 2021 2025 2030

Source: IFPI, Newzoo, Arstechnica, MPAA, Mordor Intelligence, Konvoy

While this represents moderate year-over-year growth, the market is demonstrating signs of maturity, with the share of the online population playing games plateauing. A critical trend illustrating this maturity is that payer growth (4.9% year-over-year) is outpacing both player and overall revenue growth. This dynamic indicates a growing willingness among consumers to spend, but also signals a fundamental shift in the industry toward retention and innovative monetization strategies. Roll Craft is positioned to capitalize on this maturing market by focusing on underserved segments through low-friction accessibility, proven monetization strategy and a scalable platform designed for long-term retention.

Our core platform delivers instant accessibility via a web browser on the PC, as well as on mobile web, eliminating the download friction associated with traditional games. We employ a freemium business model, where players access the game for free and voluntarily make in-game purchases for items like health potions or premium dice. This monetization model is conservatively estimated to yield an average revenue per daily active user (ARPDAU) of $0.25 to over $1.00 per engaged player per day, aligning directly with the industry's necessary focus on retaining and monetizing existing audiences. *Future projections are not guaranteed.*

By targeting the strategy game market, an $8.1 billion worldwide sector, Roll Craft enters a sector that is not saturated or dominated by large developers, where 55% of the market share consists of smaller and independent developers. Our modular development process ensures continuous content delivery, enabling us to provide new items players will want to purchase, providing a portfolio of profitable web RPGs.

Global player forecast

2022 – 2028F


3,159M
3,280M
3,427M
3,578M
3,711M
3,835M
3,948M
2022
2023
2024
2025F
2026F
2027F
2028F
936M
PC players
26% of all players
645M
Console players
18% of all players
2,985M
Mobile players
83% of all players

Per the *Newzoo 2025 Global Games Market Report* there are approximately 3.5 billion gamers world wide. Of these gamers 936 million play on a computer and 2.9 billion play on their phones, with crossover between the groups. This provides us a massive market to address, with even a small piece creating significant revenue.

Our Unfair Advantage - Decades of Gaming & Media Expertise

Leading this ambitious endeavor is a founding team with an "unfair advantage," combining decades of deep experience in both the game industry and content delivery. Rob and Peter, with their top RPG release experience and decades in the game industry, bring invaluable insights into game development, monetization and player engagement. Complementing this, Greg offers over 20 years of experience as a television editor and producer, with a proven track record of delivering compelling content to millions, a skill directly applicable to creating immersive game narratives and engaging a broad player base. This small, nimble team is uniquely equipped to execute our vision, leveraging their collective expertise to create immersive, high-quality web-based RPGs.

Business Model:

Business Model:

Strategic Freemium Gameplay Drives Predictable Revenue and Scalability: Roll Craft operates using the gaming industry standard Free-to-Play (F2P) model. Providing players free access to the game while generating revenue from voluntary in-game purchases. Our monetization strategy is designed to leverage player desire for progression, customization, and extended playtime, ensuring a consistent revenue stream.

Our core monetization pillars include:

1. In-App Purchases (IAPs): We offer items that enhance the core gameplay loop, such as Battle Passes, Health Potions to extend gameplay sessions, Premium Dice to power up progression, limited time offers for chase items, and Cosmetics like animal companions and skins.
2. Premium content: In addition to the items that players can craft in the game, we'll also offer premium equipment, heroes and items. This unique content will only be available through purchase, while it won't provide additional power to a player that they couldn't earn through gameplay, it does provide unique content they wouldn't otherwise be able to get.
3. Progressive Purchases: We employ strategies to drive user behavior toward higher average transaction values, such as offering discounted bundles, rare items or progressive offers that reward players for purchasing the next larger package.


Home
Map
Heroes
Inventory
Crafting
Copper Gate
Sturdy Pauldron
Iron Cache
Blade Kit
War Bundle
Heroes Horde
Uncommon +
Rare+
Epic +
Iron Cache
The Iron Cache contains 2 chances at warrior items.


x1
50
x3
120
Buy
Leave

In-App Purchase Example (In-Game Art)

Conservative Conversion and Revenue Benchmarks: Our purchase target of 2% of players making a purchase daily is positioned as conservative. This target is highly achievable, as competitive RPG and strategy titles in the market have been known to reach up to 5% user conversion. *Future projections are not guaranteed.*

Regarding player spending, we expect our Average Revenue Per Daily Active User (ARPDAU) to range between $0.25 to over $1.00. This projection is anchored in genre-specific performance. In-app purchase ARPDAU for the Strategy genre has historically been benchmarked around $0.51, validating our conservative projection of $0.25. *Future projections are not guaranteed.*

Supplemental Revenue Through Ad Monetization: In addition to in-app purchases, we'll leverage ad monetization, which Rob spent years advising developers in how to optimize. The in-app ad market is expected to rise to nearly $64.0 billion in 2028 across comparable mobile gaming markets. The Roll Craft platform will utilize interstitial ads, video content, and offerwalls to add an additional 2–3% to our monetized user base.

Our primary focus is on Rewarded Ads, which are highly effective in the mobile gaming ecosystem:

1. Player Acceptance: Rewarded ads hold a special allure for the HTML5 audience; seven out of ten web gamers would willingly click on ads that offer game incentives like power-ups or bonuses.

2. Strategic Placement: We integrate rewarded ads through specific mechanics (e.g., Revive, Loot Bonus, Limited Treasure) and ensure they are placed strategically, such as at a game's commencement or

conclusion, to maintain an uninterrupted and player-friendly experience.

Platform Scalability and Future Growth: Our core monetization system is foundational to our multi-game platform strategy. The Roll Craft engine is modular, featuring unified systems for payments and monetization, ensuring cross-platform scalability. We mitigate integration risks by utilizing robust third-party services like Xsolla to handle serving ads and payment processing. This approach guarantees that the financial infrastructure built for Roll Craft will support launches of future "reskinned" RPG titles (such as the planned post-apocalyptic zombie-theme, backyard adventure or JRPG concepts).

Projected Financial Performance: Based on our monetization design, strategic launch partnerships and our highly scalable HTML5 platform entering an underserved segment of the strategy game market, we project highly favorable financial targets:

1. Due to our low live operations costs, we'll break even after just three months of launch.
2. The game will be fully sustainable with a dedicated crew for operations and expansion within one year.

Forward-looking projections cannot be guaranteed.

Early Traction:

Secured 80,000 Players for a Q1 2026 Launch

Roll Craft has demonstrated proven mechanics, rapid execution and secured significant early demand, validating our go-to-market strategy.

Key Execution Milestones:

1. Completed Design: *May 2025*
2. Art and Content Completed for Launch and 2 Updates: *August 2025*

3. Completed Playable Demo: *September 2025*

These milestones position us perfectly to complete development in Q4 2025 and launch in Q1 2026 through our current funding round.

Immediate User Acquisition & Platform Advantage: Through industry connections and strategic alignment with the web-based gaming ecosystem, we have secured committed launch partnerships with leading HTML5 game portals to provide early user acquisition:

Launch Partners

	Launch Commitment	Portal Value Proposition
Poki	50,000	Leveraging massive traffic and strong mobile web presence.
Kongregate	20,000	Strategic fit with our genre, ensuring early feature placement.
Armor Games	10,000	Provides launch support and access to dedicated web RPG audiences.
Ray Browser	TBD	Pre-vetted audience accustomed to our instant-play HTML5 format.
Total Secured Launch Players	Over 80,000	

These partnerships provide an early player base in our target demographic, along with essential promotion and support.

Investor Details

We are currently raising up to $124,000 to complete development and secure the launch of Roll Craft in Q1 2026. The investment opportunity is structured using a Simple Agreement for Future Equity (SAFE), providing investors with a pathway to equity ownership, coupled with a 2x payback multiple through revenue share on your investment. This funding is strategically targeted to achieve our conservative goals: breaking even after just three months and becoming fully sustainable within one year.

To recognize the commitment of our early backers, we are

also offering a range of fun exclusive perks at our strategic investment tiers:


Investment
Perks
$500
Custom Roll Craft Die sent to you
Free Shipping in USA
$1,000
Founders Special Skin
for your online hero
$2,500
Ring of the founder
Exclusive in-game magic item
$5,000
Exlusive in-game hero
$10,000
Naming a hero or villan
(Subject to approval - limit 8)
$50,000
Naming rights for a game world
(Subject to approval - limit 1)
Copper Gate

All tiers include the perks from the lower tiers.

Use of Funds:

We are currently raising $124,000 to complete the development and launch Roll Craft by Q1 2026. This funding will be used to finalize core platform elements, conduct necessary playtesting, and execute marketing activities, aiming to go live by the Game Developers Conference (GDC) in March 2026. Based on industry standards and secured partnerships, these funds are projected to help the game reach break even after three months and become operationally sustainable within one year.



Funding Allocation

	Amount	Percentage	Strategic Rationale
Platform Development	$100,000	80%	Investment in the core asset development supporting our multi-game vision.
Team Costs (Live Operations)	$10,000	8%	Securing critical talent for live-service operations.
			Essential third-party

Business & Operational Costs	$14,000	12%	software and business operations overhead.
Total	$124,000	100%	Secures Q3 2026 Launch

Confidential

Estimated Breakdown of Funds

1. Platform Development: $100,000. This allocation funds the completion of the core, modular Roll Craft Engine, which is a strategic capital expenditure essential for our studio's future scale and profitability. This investment covers the cost for our development partner, Double Coconut, funding a team of 4 engineers, 2 UX designers, a project manager, and QA. Completion of this modular engine is crucial for accelerating time-to-market for future "reskinned" titles (such as the zombie themed post-apocalyptic title and the JRPG) by leveraging unified systems for payments, monetization, customer support, and player retention. Funds will cover core programming components not yet completed, including inventory management, gamification, crafting systems, and additional play modes like coliseums and side quests.

2. Team Costs: $10,000. This funding secures compensation for the developers, community managers, and testers through launch. This team is essential for supporting the freemium live-service model, where we anticipate 2% of players making a purchase daily. These funds directly enable live operations needed for long-term player retention, including community-building activities like Discord, regular content updates (New Heroes, Dice, Maps, and Adventures), Group Events, Seasonal Themed Events, and the support of social features like Guilds and Leaderboards.

3. Business Costs: $14,000. This covers essential overhead and platform integration costs, including expenses for our third-party platform providers (e.g., Heroic Labs, AWS, Appsflyer), general software tools used in development, and standard operational costs

such as legal and accounting fees.

The Strategic Advantage of HTML5 Development

We have chosen to develop in HTML5 because it provides a foundation for accelerated content releases, faster development and broad audience capture, essential factors for success in the competitive global games market. The technology's core benefit is instant accessibility: HTML5 games run directly within a web browser, eliminating the download and installation friction associated with traditional games or native apps, accelerating the path to play for consumers. This approach ensures a quick and responsive experience on smartphones, tablets, and PC's. Making the game platform-agnostic and accessible to the widest possible audience with minimal onboarding friction. A 2023 study confirming the resurgence of this technology found that 42% of surveyed gamers had played an HTML5 game, validating this low-friction distribution method as highly effective for market penetration.



Why HTML5?
Native Mobile / Console
HTML 5 Games
Platform Compatibility
Requires platform specific development
Runs on all browsers & devices
Audience
Console / PC user base is limited
Users can play on any web browser
Development Speed
Long cycles from platform requirements
Write once & deploy everywhere
Updates & Maintenance
Requires platform approvals / updates
Easier to update without downloads
Monetization Options
In-app purchases, ads, subscriptions, off-platform web stores
All the same options plus our partners portal stores

This technology choice translates directly into significantly lower development and operational costs. Building the game using native HTML5, Phaser, and JavaScript allows us to leverage common, cost-effective technologies backed by a large pool of available resources, lowering studio costs. Furthermore, HTML5 provides a streamlined

development environment that supports quicker iteration: it allows for real-time content releases and enables updates and fixes without requiring full rebuilds of the underlying game structure. This enhanced development agility ensures we maintain a content rich experience for players while keeping studio overhead low, leading to efficient long-term operations.

Market Opportunity



HTML5 Games Market, 2018 to 2023
(USD Million)
CAGR
7.7%
1,453.5
2,380.3
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030

Global HTML5 Games market is estimated to reach $2.3 billion by 2030; growing at a CAGR of 7.7% from 2023 to 2030.

> Per ***Metastat Insights*** Global HTML5 Games market is estimated to reach $1.4 billion in 2023 with a CAGR of 7.7% from 2023 to 2030. This growth is attributed to several factors. One of the primary drivers is the platform's inherent accessibility. Unlike traditional gaming, HTML5 games are not confined to specific devices or operating systems. They can be played directly through web browsers on a variety of platforms, including desktop computers, tablets, and smartphones. This cross-platform compatibility makes them appeal to a broad audience.

The ultimate advantage of HTML5 lies in its scalability for our multi-title vision, ensuring long-term efficiency and sustained low cost. Our entire development process is built with modularity at its heart, utilizing the core game engine to quickly generate new content and effortlessly reskin the

to quickly generate new content and effortlessly reskin the platform to launch a portfolio of profitable web RPGs. This rapid and cost-effective development is further augmented by utilizing advanced AI tools to create new art assets and much of the game's expansive story content at scale.



Invest in Roll Craft: Join The Adventure!

We think you should choose Roll Craft for your investment, because we offer a scalable, technology-driven platform designed specifically to capture immediate revenue within a large, underserved market segment. We are strategically targeting the expansive $8.1 billion worldwide strategy game market, a sector uniquely defined by a market share that is held by smaller and independent developers, presenting a clear opportunity for rapid market entry. Our low-friction, HTML5 approach delivers instant accessibility via a browser, eliminating the installation roadblocks faced by traditional console and mobile games, aligning perfectly with the industry's critical shift toward retention and monetization of existing audiences. This strategy is already yielding results; we have secured over 80,000 users as part of our launch commitment through strategic portal partnerships, positioning us conservatively to break even in just a few months and achieve full sustainability within one year.

Our ultimate advantage lies in our efficient, multi-title strategy and our experienced team. The core engine is built with a modular platform process in mind, designed to be reskinned to launch a profitable portfolio of web RPGs targeting diverse market segments. This ensures sustained low operational costs and accelerated time to market for

future titles. This agility is further enhanced by leveraging AI tools to create new art assets and expansive story content at scale.

Led by a nimble team with decades of game industry expertise, #1 game launches and a 20+ year track record in media content delivery to millions, we possess the necessary unfair advantage to execute this multi-title vision efficiently. We are raising the crucial $124,000 to complete development and launch Roll Craft by Q1 2026. We invite you to be part of our journey in creating a successful new development studio!